UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           GUNTHER INTERNATIONAL, LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   403203 10 2
                                   -----------
                                 (CUSIP Number)

                                Stephen V. Burger
                            Carter, Ledyard & Milburn
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 12, 1999
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d- 1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 403203 10 2

1    NAME OF REPORTING PERSON: June H. Geneen, Executor
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                 (a)   [x]
                                                                       (b)   [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS: Not Applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e):                                                  [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION: United States

     NUMBER OF          7       SOLE VOTING POWER:   -0-
      SHARES
   BENEFICIALLY         8       SHARED VOTING POWER:   1,613,313 Shares
     OWNED BY
       EACH             9       SOLE DISPOSITIVE POWER:  -0-
     REPORTING
    PERSON WITH         10      SHARED DISPOSITIVE POWER:  1,613,313 Shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:   1,613,313 Shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 37.6%

14   TYPE OF REPORTING PERSON: IN




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




CUSIP No. 403203 10 2

1    NAME OF REPORTING PERSON: Phil E. Gilbert, Jr., Executor
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                 (a)   [x]
                                                                       (b)   [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS: Not Applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e):                                                  [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION: United States

     NUMBER OF          7       SOLE VOTING POWER:   -0-
      SHARES
   BENEFICIALLY         8       SHARED VOTING POWER:   1,613,313 Shares
     OWNED BY
       EACH             9       SOLE DISPOSITIVE POWER:  -0-
     REPORTING
    PERSON WITH        10      SHARED DISPOSITIVE POWER: 1,613,313 Shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:   1,613,313 Shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 37.6%

14   TYPE OF REPORTING PERSON: IN




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




CUSIP No. 403203 10 2

1    NAME OF REPORTING PERSON: Thomas W. Keesee, Jr., Executor
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                 (a)   [x]
                                                                       (b)   [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS: Not Applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e):                                                  [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION: United States

     NUMBER OF          7       SOLE VOTING POWER:   -0-
      SHARES
   BENEFICIALLY         8       SHARED VOTING POWER:   1,613,313 Shares
     OWNED BY
       EACH             9       SOLE DISPOSITIVE POWER:  -0-
     REPORTING
    PERSON WITH        10       SHARED DISPOSITIVE POWER:  1,613,313 Shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:   1,613,313 Shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 37.6%

14   TYPE OF REPORTING PERSON: IN




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




CUSIP No. 403203 10 2

1 NAME OF REPORTING PERSON: United States Trust Company of New York I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 13-381-8954

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                 (a)   [x]
                                                                       (b)   [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS: Not Applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e):                                                  [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION: New York

     NUMBER OF          7       SOLE VOTING POWER:   -0-
      SHARES
   BENEFICIALLY         8       SHARED VOTING POWER:   1,613,313 Shares
     OWNED BY
       EACH             9       SOLE DISPOSITIVE POWER:  -0-
     REPORTING
    PERSON WITH         10      SHARED DISPOSITIVE POWER:  1,613,313 Shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:   1,613,313 Shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 37.6%

14   TYPE OF REPORTING PERSON: CO

     This Amendment No. 2 to the Statement on Schedule 13D dated November 24, 1998, and previously amended on January 20, 1999, of June H. Geneen, Phil E. Gilbert, Jr., Thomas W. Keesee, Jr. and United States Trust Company of New York (collectively, the "Executors"), as executors of the Estate of Harold S. Geneen (the "Estate"), is being filed as a result of the election on April 12, 1999, of Steven S. Kirkpatrick, a Vice President of United States Trust Company of New York, to the Board of Directors of the Issuer. Capitalized terms herein which are not defined herein shall have the same meanings as in the said Statement on
Schedule 13D as amended on January 20, 1999.

Item 4. Purpose of the Transaction

     ITEM 4 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

     The Warrants issued to Gunther Partners LLC ("GP") pursuant to the Omnibus Agreement became exercisable on January 1, 1999, and expire on October 1, 2003, and the exercise price of the Warrants is $1.50 per share, subject to adjustment in certain events. As of March 23, 1999, the Issuer believed that the Warrants would be exercisable for 2,616,116 Warrant Shares.

     Also in connection with the Omnibus Agreement, the Issuer, Park Investment, Gerald H. Newman, GP, the Estate, Four Partners and Robert Spiegel entered into a Voting Agreement dated as of October 2, 1998 (the "Voting Agreement"), pursuant to which the parties agreed to vote all shares of capital stock of the Issuer owned by them at any time for election to the Board of Directors of the Issuer of a number of individuals nominated by GP sufficient to constitute a majority of the Board of Directors, one individual nominated by the Estate and one individual nominated by Park Investment. At present, Robert Spiegel and Thomas M. Steinberg are the nominees of GP, Steven S. Kirkpatrick is the nominee of the Estate, and Gerald H. Newman is the nominee of Park Investment. Mr. Kirkpatrick was first elected to the Board of Directors of the Issuer at the Annual Meeting of Shareholders of the Issuer held on April 12, 1999.

     Based on information obtained from Amendment No. 6 and from Amendment No. 5 dated October 7, 1998, to the Statement on Schedule 13D filed by GP, Four Partners and Robert Spiegel with respect to their beneficial ownership of Common Stock, the Executors believe that (i) GP has voting power with respect to no shares of currently outstanding Common Stock, (ii) Four-Fourteen Partners, LLC (as transferee of Four Partners) has sole voting power with respect to 494,189 currently outstanding shares of Common Stock, and (iii) Robert Spiegel has sole voting power with respect to 75,500 currently outstanding shares of Common Stock. In addition, the Executors have been advised by Gerald H. Newman that he has sole voting power with respect to 72,702 currently outstanding shares of Common Stock. Therefore, as of the date of this Amendment No. 2, the Executors believe that Park Investment, Mr. Newman, the Estate, GP, Four Partners and
Robert Spiegel own in the aggregate 2,255,704 currently outstanding shares of Common Stock, which are approximately 52.6% of the shares of the 4,291,769 shares of Common Stock outstanding on April 16, 1999 (assuming no exercise of outstanding warrants and options), and that such 2,255,704 shares are currently those which are subject to the Voting Agreement.

     Apart from the foregoing, none of the Executors has a plan or proposal which relates to or would result in:

          (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b)  an  extraordinary  corporate  transaction,   such  as  a  merger,
     reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

          (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

          (d) any change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of the Issuer;

          (f) any other material change in the Issuer's business or corporate structure;

          (g) changes in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j) any action similar to any of those enumerated above.





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


                                   SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:    April 30, 1999

                                            /s/June H. Geneen
                                            -----------------
                                               June H. Geneen



                                            /s/Phil E. Gilbert, Jr.
                                            -----------------------
                                               Phil E. Gilbert, Jr.



                                            /s/Thomas W. Keesee, Jr.
                                            ------------------------
                                               Thomas W. Keesee, Jr.


                                            UNITED STATES TRUST COMPANY
                                                  OF NEW YORK



                                            By:/s/George P. Ligotti
                                               --------------------
                                                  George P. Ligotti
                                                  Vice President





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